UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NuRx Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Nevada	87-0681500
(State of incorporation or organization)	(IRS Employer Identification No.)

 18 Technology Drive, Suite 130
Irvine, CA  92618
(Address of principal executive offices)

 Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

 If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights

Item 1.	Description of Registrant’s Securities to be Registered.

Effective June 1, 2009, the Board of Directors of NuRx Pharmaceuticals, Inc. (the “Company”) declared a dividend of one right (a “Right”) for each outstanding share of common stock of the Company (“Common Stock”) to shareholders of record at the close of business on June 1, 2009 (the “Record Date”). A Right attached to each share of Common Stock, of which there were 28,444,234 shares issued and outstanding on the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a “Unit”) of Series C Preferred Stock, par value $0.001 (the “Preferred Stock”), at a purchase price of $5.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Rights Agreement (the “Rights Agreement”) between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, dated as of June 1, 2009.

Initially, the Rights will be attached to the certificates representing outstanding shares of Common Stock, and no separate Rights certificates will be distributed.  The Rights are not exercisable until the Distribution Date (as defined below) and will expire at the close of business on June 1, 2014 (the “Expiration Date”), unless earlier redeemed by the Company as described below. Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 1, 2009, will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As promptly as reasonably practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, the only Common Stock that will be issued with Rights is Common Stock issued prior to the earliest of (i) the Distribution Date, and (ii) the Expiration Date.

Initially, the Rights will attach to all shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed.  The Rights will separate from the Company Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of twenty percent (20%) or more of the outstanding shares of Company Common Stock (or an earlier date under certain circumstances specified in the Rights Agreement) (the “Stock Acquisition Date”), and (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding Company Common Stock.  The Continuing Directors (defined as the directors who are not affiliated or associated with an Acquiring Person) may vote to extend these timeframes in their discretion.

In the event that (i) an Acquiring Person becomes the beneficial owner of twenty percent (20%) or more of the then outstanding shares of Company Common Stock, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, (iv) the Company takes steps to liquidate or dissolve, or (v) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than one percent (1%) (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to acquire, upon exercise of such Right, up to that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times (2x) the exercise price of the Right.  The exercise price is the Purchase Price multiplied by the number of Units of Company Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at an exercise price of $5.00 per Right, each Right not owned by the Acquiring Person (or by certain related parties or transferees) following any of the events set forth in the preceding paragraphs would entitle its holder to purchase $5.00 worth of Common Stock (or other consideration, as noted above) for $2.50. Assuming that the Common Stock had a per share value of $1.00 at such time, the holder of each valid Right would be entitled to purchase ten (10) shares of Common Stock for $5.00.

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In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described above), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) the Company sells, dividends, distributes or otherwise transfers assets or earning power aggregating more than fifty percent (50%) of the assets or earning power of the Company, then each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to acquire, upon exercise of such Right, up to that number of shares of common stock of the Principal Party having a value equal to two times (2x) the exercise price of the Right.

The Purchase Price and the number of Units of the Company Preferred Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or subdivision, combination or reclassification of, the Company Preferred Stock, (ii) if holders of the Company Preferred Stock are granted certain rights or warrants to subscribe for Company Preferred Stock or convertible securities at less than the Current Market Price of the Company Preferred Stock, or (iii) upon the distribution to the holders of the Company Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price.  The Company is not required to issue fractional Units or shares of the Company Preferred Stock.  In lieu thereof, an adjustment in cash may be made based on the market price of the Company Preferred Stock prior to the date of exercise or exchange.

At any time until ten (10) business days following the Stock Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the “Redemption Price”), payable, at the election of the Board of Directors of the Company, in cash or shares of Company Common Stock.  Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote o to receive dividends.  While the distribution of the Rights will not be taxable to stockholder or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or exchangeable for Units or shares of Company Preferred Stock (or other consideration).

At any time after a person becomes an Acquiring Person, but before any person becomes the beneficial owner of fifty percent or more of the Company’s Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person or group which become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

 The Preferred Stock will be non-redeemable. The Preferred Stock may rank on a lower priority in respect of the preference as to dividends and the distribution of assets with other classes or series of the Company’s preferred stock. Each share of Preferred Stock will be entitled to an aggregate of 100 times the cash and non-cash (payable in kind) dividends and distributions (other than dividends and distributions payable in Common Stock) declared on the Company’s Common Stock. In the event of liquidation, the holders of Preferred Stock will be entitled to receive a liquidation payment in an amount equal to 100 times the payment made per share of Common Stock, plus an amount equal to declared and unpaid dividends and distributions thereon. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The dividend and liquidation rights of the Preferred Stock are protected by antidilution provisions. Each share of Preferred Stock will be entitled to 100 votes (subject to certain adjustments) on all matters submitted to the shareholders.

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Any provision in the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, make corrections, lengthen or shorten time periods (which lengthening or shortening, following the first time a person becomes an Acquiring Person, shall be effective only if there are Continuing Directors (as defined below) and shall require the concurrence of a majority of such Continuing Directors) and to otherwise make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable or to lengthen any time period unless for the purpose of protecting or enhancing the rights or benefits of the holders of the Rights.  “Continuing Directors” are defined as directors who are not affiliated with a hostile shareholder and who were seated as directors prior to the time the Rights Agreement was adopted, or directors who are subsequently elected or appointed by the nomination or approval of the Continuing Directors.

The Rights Agreement excludes from the definition of Acquiring Person certain defined Exempt Person(s) and any Person the Board of Directors determines in good faith (with the concurrence of a majority of Continuing Directors then in office prior to the time of the event causing a Person to become an Acquiring Person) that a Person who would otherwise be an “Acquiring Person” has become such a Person inadvertently.  Dr. Parkash Gill and his immediate family members and their affiliates and associates are defined as an Exempt Person, provided, however, that they will not be an Exempt Person if they become the Beneficial Owner of any additional shares of Company Common Stock after the effective time of the Rights Agreement.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Certificate of Designation of Series C Preferred Stock, each which is filed herewith.

Item 2.    Exhibits

4.1          Stockholder Rights Agreement, dated as of June 1, 2009, between NuRx Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent.

4.2          Certificate of Designation of Series C Preferred Stock, as filed with the Secretary of State for the State of Nevada (the form is included as Exhibit A to the Stockholder Rights Agreement included as Exhibit 4.1 hereto, and incorporated herein by this reference).

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SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 5, 2009	NuRx Pharmaceuticals, Inc.

	By:	/s/ Harin Padma-Nathan
Name: Harin Padma-Nathan
Title: Chief Executive Officer

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